Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following screenshots of a website hosted at https://www.leadinghealthandwellness.com/ are being filed in connection with the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc.:

Building a Global Health and Wellness Leader

Highly Complementary and Strategically Aligned Consumer Offerings Will Provide Preferred Solutions Through Every Stage of Life

Support For The Transaction


Depend
FRESH PROTECTION
HUGGIES
little snugglers
100% leak protection
31 DIAPERS
Aveeno
Eczema Therapy
DAILY MOISTURIZING CREAM
Relieves Eczema-Prone Skin

Stakeholder Benefits

Hear From Our CEOs

In the News: Mike Hsu's Interview with CNBC's Mad Money

Investor Presentation

Creating a Stronger Company for Our Combined Stakeholders

Deep Impact Across the U.S.

Maintaining a Commitment to Our Employees

Kimberly-Clark and Kenvue share a commitment to developing science and technology to provide extraordinary care. This transaction will bring together the companies' passionate employee bases focused on innovation and collaboration, with a combined best-in-class team of more than 16,000 employees in the U.S. As a larger organization, the combined company also expects to offer greater development opportunities for employees.

Delivering More for Our Consumers

Supporting Our Communities


Hayley

Bringing Together Two Iconic Brand Portfolios to Serve America

Betting on the U.S. Economy and Consumer

20 Total Manufacturing Facilities

- Kimberly-Clark Operations
- Kenvue Operations
- Kimberly-Clark & Kenvue Operations



Two Transformative U.S. Expansion Projects Totaling $2B+

- New advanced manufacturing facility in **Warren, Ohio**
- Addition of state-of-the art automated distribution center to current manufacturing site in **Beech Island, South Carolina**

Creating more than

900 highly skilled jobs

in industrial automation and advanced manufacturing



Hear From Our CEOs: Mike Hsu and Kirk Perry

Watch the Video ▶

View Transcript

In The News


Kimberly-Clark Chairman and CEO Mike Hsu Joins CNBC to Discuss Kenvue Ac...
Watch later
Share
Kimberly-Clark
MAD MONEY
KIMBERLY-CLARK CEO ON KENVUE DEAL
to create what we think is the preeminent
global health and wellness leader.
Watch on YouTube

Kimberly-Clark Chairman and CEO Mike Hsu Joins CNBC to Discuss Kenvue Acquisition

Watch Kimberly-Clark Chairman and CEO Mike Hsu discuss the Kenvue acquisition on CNBC's "Mad Money with Jim Cramer" on November 3, 2025.

Investor Presentation


BUILDING
A GLOBAL HEALTH & WELLNESS LEADER
Kimberly-Clark
kenvue
1

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Creating a Stronger Company for Our Combined Stakeholders

Deep Impact Across the U.S.

Maintaining a Commitment to Our Employees

Kimberly-Clark and Kenvue share a commitment to developing science and technology to provide extraordinary care. This transaction will bring together the companies' passionate employee bases focused on innovation and collaboration, with a combined best-in-class team of more than 16,000 employees in the U.S. As a larger organization, the combined company also expects to offer greater development opportunities for employees.

Delivering More for Our Consumers

Supporting Our Communities


Hayley

Creating a Stronger Company for Our Combined Stakeholders

Deep Impact Across the U.S.

Maintaining a Commitment to Our Employees

Delivering More for Our Consumers

The combined company will benefit from a highly complementary and strategically aligned consumer offering. By combining Kenvue's premier consumer health portfolio, supported by the talented Kenvue team, with Kimberly-Clark's personal care solutions across adult care, baby care, family care and feminine care, we will be even better positioned to meet consumers' unmet and evolving needs.

Supporting Our Communities


ULTRA
SHEER
70

Creating a Stronger Company for Our Combined Stakeholders

Deep Impact Across the U.S.

Maintaining a Commitment to Our Employees

Delivering More for Our Consumers

Supporting Our Communities

The combined company expects to remain active members of the communities in which they operate.

The combined company will invest $7 billion+ in U.S. operations through 2030, providing more opportunities to employees and delivering more innovation to American consumers.



Transaction Overview


TYLENOL
Extra Strength
HUGGIES
little snugglers
Depend

Compelling Value Creation Opportunity

Attractive Financial Profile

~$32B
Annual Net Revenues[1]

~$7B
EBITDA[1] Pre-Synergies




LISTERINE
COOL MINT
HYDRO BOOST

Powerful Financial Algorithm Positioned To Drive Shareholder Value

Organic growth
ahead of weighted average category growth[3]

Top-tier
adjusted operating profit %[4]

Top-tier
adjusted constant currency EPS growth[4]

Double digit
total shareholder return[5]

Strong Cost and Revenue Synergy Potential

~$2.1B
total anticipated run-rate synergies[2]



Terms of the Transaction


U
ULTRATHINS
Regular
14 PADS

Ownership

- Cash and stock transaction values Kenvue at an enterprise value of **~$48.7B**[6]
- **$21.01 Per Share** Total Consideration to Kenvue Shareholders

Pro forma ownership:[7] ~54% Kimberly-Clark and ~46% Kenvue

Leadership and Governance

- Mike Hsu will be Chairman and CEO of the combined company
- At closing, three members of the Kenvue Board will join the Kimberly-Clark Board
- Kimberly-Clark will continue to have its headquarters in Irving, TX and will maintain a significant presence in Kenvue's locations

Clear Path to Completion

- Unanimously approved by both Kimberly-Clark's and Kenvue's Boards of Directors
- Expected to close in the second half of 2026
- Subject to receipt of Kenvue and Kimberly-Clark shareholder approvals, regulatory approvals and satisfaction of other customary closing conditions

[1]Reflects 2025E combined revenue and post-SBC EBITDA
[2]Inclusive of approximately $1.9 billion in cost synergies and approximately $0.2 billion of margin flow through from revenue synergies
[3]Organic growth describes the impact of changes in volume, net selling prices and product mix on net sales. Changes in foreign currency exchange rates, acquisitions and exited businesses are excluded
[4]Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a for¬ward-looking basis because it is unable to predict certain adjustment items without unreasonable effort
[5]Total Shareholder Returns defined as Adjusted Earnings per Share Growth plus Dividend Yield
[6]Based on the closing price of Kimberly-Clark common stock on October 31, 2025
[7]On a fully diluted basis

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


U
Clean & Secure
ULTRA THIN
ULTRAMINCES
absorbs instantly
Cottonelle
ULTRA CLEAN
3x
Cottonelle

From Government Officials, Policy Experts and Academic Professionals...

"You don't have to be an economist to understand why this deal makes sense. The global consumer-health and household-products industries are intensely competitive and increasingly shaped by supply-chain efficiency, research investment and scale. Producing safe, reliable and affordable goods — whether diapers, tissues, pain relievers or wound-care products — requires constant reinvestment and gains in efficiency. That's why mergers often result in stronger, not weaker, competition."

Austin American-Statesman
Tom Giovanetti, President, Institute for Policy Innovation
January 5, 2026

Source >

"This deal is also good news for consumers. Combining the efforts of compar
Kenvue results in innovation, which in turn results in better products sold at l
concern for all Americans now, bringing the prices down on the classic Ameri
Clark and Kenvue will be a win for everyone."

Ken Blackwell, Former Mayor of Cincinnati, Ohio Treasurer, and Ohio Secretary
January 4, 2026

Source >

From Analysts and Investors...

"Most importantly, we believe the combination of Kimberly-Clark's materials science combined with Kenvue's chemistry will unlock new opportunities around consumer health. Further, KMB's successful and more efficient operating model will unlock KVUE's potential, in our opinion. KMB's accountability mindset and clarity in P&L ownership will allow teams to focus on execution."

RBC Capital Markets
November 12, 2025

"CEO Mike Hsu has led a period of improved operational performance at K-C
would represent a new challenge, but we would highlight the consumer healt
board, which can help K-C navigate these challenges."

Rothschild & Co
November 5, 2025

In the Media...

"Headquartered in Irving, Texas, Kimberly-Clark's expansion is a massive economic win for the state as it offers potential job growth and a chance for a Texas company to become a global leader in consumer health manufacturing. Consumers are bound to get both lower prices and more choice in their day-to-day shopping."

"If you're wondering how a corporate merger expands consumer choice, the answer is simple: by virtue of being a complementary merger. Kimberly-Clark and Kenvue sell highly different products...By combining their expertise and compatible supply networks, the two entities can lower costs, deliver essential products to consumers more efficiently, and boost supply chain resilience."

"Large companies are signaling confidence in the enduring strength of American manufacturing and the communities that support it when they pursue mergers of this sort. Kimberly-Clark and Kenvue will be a good match, and everybody wins."

Legal Newsline
David Clement, North American Affairs Manager, Consumer Choice Center
January 12, 2026

Source >

"The Kimberly-Clark and Kenvue combination would double down on Americ
the supply chain by combining their production capabilities and distribution n

"This merger is good business, based on sound policy. It reinforces the pillars
strength: innovation, reliability, and competitiveness."

"The Kimberly-Clark acquisition of Kenvue is a forward-looking partnership t
consumers and workers. By merging not only assets but ideas, these two icon
course toward a more resilient and innovative American future."

CAGLE
Peter Roff, Former U.S. News and World Report Contributing Editor and UPI Se
December 23, 2025

Source >

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


HUGGIES
TYLENOL
Depend

From Government Officials, Policy Experts and Academic Professionals…

"You don't have to be an economist to understand why this deal makes sense. The global consumer-health and household-products industries are intensely competitive and increasingly shaped by supply-chain efficiency, research investment and scale. Producing safe, reliable and affordable goods — whether diapers, tissues, pain relievers or wound-care products — requires constant reinvestment and gains in efficiency. That's why mergers often result in stronger, not weaker, competition."

Austin American-Statesman
Tom Giovanetti, President, Institute for Policy Innovation
January 5, 2026

Source >

"This deal is also good news for consumers. Combining the efforts of companies like Kimberly-Clark and Kenvue results in innovation, which in turn results in better products sold at lower prices. As affordability is a concern for all Americans now, bringing the prices down on the classic American staples produced by Kimberly-Clark and Kenvue will be a win for everyone."

Ken Blackwell, Former Mayor of Cincinnati, Ohio Treasurer, and Ohio Secretary of State
January 4, 2026

Source >

From Analysts and Investors…

"Most importantly, we believe the combination of Kimberly-Clark's materials science combined with Kenvue's chemistry will unlock new opportunities around consumer health. Further, KMB's successful and more efficient operating model will unlock KVUE's potential, in our opinion. KMB's accountability mindset and clarity in P&L ownership will allow teams to focus on execution."

RBC Capital Markets
November 12, 2025

"CEO Mike Hsu has led a period of improved operational performance at K-C since 2019. Acquiring Kenvue would represent a new challenge, but we would highlight the consumer health talent Hsu has added to the board, which can help K-C navigate these challenges."

Rothschild & Co
November 5, 2025

In the Media…

"Headquartered in Irving, Texas, Kimberly-Clark's expansion is a massive economic win for the state as it offers potential job growth and a chance for a Texas company to become a global leader in consumer health manufacturing. Consumers are bound to get both lower prices and more choice in their day-to-day shopping."

"If you're wondering how a corporate merger expands consumer choice, the answer is simple: by virtue of being a complementary merger. Kimberly-Clark and Kenvue sell highly different products…By combining their expertise and compatible supply networks, the two entities can lower costs, deliver essential products to consumers more efficiently, and boost supply chain resilience."

"Large companies are signaling confidence in the enduring strength of American manufacturing and the communities that support it when they pursue mergers of this sort. Kimberly-Clark and Kenvue will be a good match, and everybody wins."

Legal Newsline
David Clement, North American Affairs Manager, Consumer Choice Center
January 12, 2026

Source >

"The Kimberly-Clark and Kenvue combination would double down on American manufacturing, strengthening the supply chain by combining their production capabilities and distribution networks."

"This merger is good business, based on sound policy. It reinforces the pillars that sustain American economic strength: innovation, reliability, and competitiveness."

"The Kimberly-Clark acquisition of Kenvue is a forward-looking partnership that promises benefits for consumers and workers. By merging not only assets but ideas, these two iconic companies are charting a course toward a more resilient and innovative American future."

CAGLE
Peter Roff, Former U.S. News and World Report Contributing Editor and UPI Senior Political Writer
December 23, 2025

Source >

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


Cottonelle
LISTERINE
TOTAL CARE
TYLENOL
Extra Strength

From Government Officials, Policy Experts and Academic Professionals...

...bining the efforts of companies like Kimberly-Clark and ...ts in better products sold at lower prices. As affordability is a ...s down on the classic American staples produced by Kimberly-

...Treasurer, and Ohio Secretary of State

"This deal, which will ultimately protect domestic manufacturing jobs since Kimberly-Clark and Kenvue make nearly all their products in the United States, is an encouraging sign for our economy."

"At the local level, this deal is good news for jobs and economic vitality in Chester, Fort Washington, Lititz, and other communities in our state. Kimberly-Clark has already committed to a $2 billion investment this year to grow its manufacturing capacity in South Carolina and Ohio, which is expected to create more than 900 jobs and increase wages. Accordingly, we should expect renewed investment in Pennsylvania to follow Kimberly-Clark's acquisition of Kenvue."

"Finally, combining the expertise of leading companies like Kimberly-Clark and Kenvue also leads to innovation, which means higher-quality products produced at lower costs, allowing American consumers to buy improved essentials at reduced prices."

PENNLIVE Patriot-News

Mark Schweiker, 44th Governor of Pennsylvania
December 23, 2025

Source >

"By joining forces, Kimberly-Clark and Kenvue can streamline manufacturing and logistics and eliminate duplication. These efficiencies free up resources for innovation and can help make essential goods more affordable for families."

The Center Square

Vance Ginn, Associate Research Fellow, American Institute for Economic Research
December 18, 2025

Source >

"Kim... scale... whe... and...

Nam...
Dece...

Sour...

From Analysts and Investors...

...erational performance at K-C since 2019. Acquiring Kenvue ...highlight the consumer health talent Hsu has added to the ...nges."

"The two companies have highly complementary portfolios with KMB mainly playing in the paper-focused CPG business with tissue, fem care, and diaper products, and KVUE playing in self-care OTC, skin, health and beauty, and essential health. Additionally, given KMB's long history in consumer CPG, we believe KMB's management can strengthen KVUE's strategic efforts of improving consumer centricity and strengthening the brand portfolio. Management believes they can apply the KMB brand playbook to KVUE's brands and drive growth and profitability. The two companies also have complimentary brand portfolios across regions. KMB has built a winning portfolio in China where revenue has doubled and profit has tripled and can apply this playbook to Kenvue's brands. Kenvue's brands will also benefit globally with KMB's playbook being applied across the combined product range particularly in markets such as Mexico, South Korea, India, and China"

cg/

November 4, 2025

"Consumer health brings structurally higher growth/margins vs KMB's core tissue and personal care base, broadening KMB's exposure to health/wellness and ageing trends, with personal health playing an increasingly central role for consumers. The synergy potential is significant (although we see KMB's goals as high), and KVUE offers a solid, underutilized brand portfolio that KMB may be able to reinvigorate. KMB enters the deal with stronger execution and tighter cost control on its core business, providing a better platform to integrate and scale."

Morgan Stanley

November 4, 2025

In the Media...

...uld double down on American manufacturing, strengthening ...capabilities and distribution networks."

...olicy. It reinforces the pillars that sustain American economic ...ess."

...rward-looking partnership that promises benefits for ...ets but ideas, these two iconic companies are charting a ...erican future."

...ontributing Editor and UPI Senior Political Writer

"The merger of these two companies helps solidify American manufacturing..."

"From a consumer standpoint, I think this is a net positive given that the two companies hold so many of the household brands that Americans use every day."

"This is one of those instances where I do believe that American consumers are better off in the long run because that merged company is just more resilient in the fluctuating global marketplace, and that ensures brand continuance, it ensures new research and development, especially in the health and wellness sector, which is increasingly more important and popular for Americans."

Schwab NETWORK

David Clement, North American Affairs Manager, Consumer Choice Center
November 25, 2025

Source >

"This isn't consolidation for consolidation's sake; it's an opportunity to combine complementary strengths—Kleenex, Huggies and Cottonelle with Listerine, Tylenol and Band-Aid. There's virtually no overlap, no threat to competition. Just a stronger U.S. competitor on the world stage."

"...the deal reinforces another positive pillar of growth: domestic manufacturing. Kimberly-Clark already produces most of its goods here and has committed another $2 billion to expand U.S. operations. Absorbing Kenvue's brands amplifies that investment, supporting more jobs and more American production."

Forbes

Steve Forbes, Chairman and Editor-in-Chief, Forbes
November 19, 2025

Source >

"...m... com... in a...

"...hi... of le... mea... well...

"Safe... and...

Re...

Jerry...
Nove...

Sour...

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


Depend
HUGGIES

From Government Officials, Policy Experts and Academic Professionals...

...n streamline manufacturing and logistics and eliminate ...for innovation and can help make essential goods more ...

...Institute for Economic Research

"Kimberly-Clark's agreement to acquire Kenvue will create a U.S. consumer health and hygiene leader with the scale to compete globally and the incentives to deliver lower prices and better products at home. In a world where Chinese and European multinationals loom large, this combination strengthens America's hand — macro- and micro-economically."

DC JOURNAL
Nam Pham, Ph.D., Economist and Adjunct Professor, George Washington University School of Business
December 9, 2025

Source >

"Letting companies grow through smart, strategic mergers is an important pathway for strengthening both our economy and consumer well-being. This merger has the potential to deliver real savings for American families and could be an indication that regulators are supportive of the dynamic competitive process necessary for promoting broad-based prosperity."

"...the merger improves competitiveness by increasing the ability of the combined firm to better serve customers. And it is the potential increase in consumer welfare that should be the ultimate arbiter of whether a merger improves the competitive environment."

"Approval of this merger by regulators would signal that U.S. antitrust enforcers are focused on improving market efficiency and increasing consumers' welfare. The result will be a stronger U.S. manufacturing base, increased market competition, lower prices, and higher quality products."

Forbes
Wayne Winegarden, Ph.D., Senior Fellow, Business & Economics, Pacific Research Institute
November 12, 2025

Source >

"M&... Kenv...

Dani... Nove...

Sour...

From Analysts and Investors...

...erational performance at K-C since 2019. Acquiring Kenvue ...highlight the consumer health talent Hsu has added to the ...nges."

"The two companies have highly complementary portfolios with KMB mainly playing in the paper-focused CPG business with tissue, fem care, and diaper products, and KVUE playing in self-care OTC, skin, health and beauty, and essential health. Additionally, given KMB's long history in consumer CPG, we believe KMB's management can strengthen KVUE's strategic efforts of improving consumer centricity and strengthening the brand portfolio. Management believes they can apply the KMB brand playbook to KVUE's brands and drive growth and profitability. The two companies also have complimentary brand portfolios across regions. KMB has built a winning portfolio in China where revenue has doubled and profit has tripled and can apply this playbook to Kenvue's brands. Kenvue's brands will also benefit globally with KMB's playbook being applied across the combined product range particularly in markets such as Mexico, South Korea, India, and China"

cg/
November 4, 2025

"Consumer health brings structurally higher growth/margins vs KMB's core tissue and personal care base, broadening KMB's exposure to health/wellness and ageing trends, with personal health playing an increasingly central role for consumers. The synergy potential is significant (although we see KMB's goals as high), and KVUE offers a solid, underutilized brand portfolio that KMB may be able to reinvigorate. KMB enters the deal with stronger execution and tighter cost control on its core business, providing a better platform to integrate and scale."

Morgan Stanley
November 4, 2025

In the Media...

...it's an opportunity to combine complementary strengths— ...Tylenol and Band-Aid. There's virtually no overlap, no threat to ...the world stage."

...owth: domestic manufacturing. Kimberly-Clark already ...ted another $2 billion to expand U.S. operations. Absorbing ...orting more jobs and more American production."

...es

"...mergers like this reflect confidence in the stability and growth of the U.S. economy. They indicate that companies look ahead and see opportunity, rather than uncertainty. This acquisition is a positive development in a dynamic sector, heralding a resurgence in American health and wellness products manufacturing."

"...history has shown that consumers frequently benefit from acquisitions like this one. Combining the expertise of leading companies like Kimberly-Clark and Kenvue bolsters innovation and streamlines efficiency. That means better products produced at a lower expense – allowing U.S. consumers to purchase their health and wellness essentials at decreased prices."

"Safe, available, and low-cost health and wellness essentials are crucial for the stability of a developed country, and Americans should applaud this acquisition as a sign of good things to come on all those fronts."

RealClear Health
Jerry Rogers, Editor at RealClearPolicy and RealClearHealth
November 12, 2025

Source >

"The big-picture logic makes sense. Aging populations will drive demand for health and "wellness" products."

Bloomberg Opinion
Chris Hughes
November 3, 2025

Source >

"Ken... cons... firms...

TH...
Laur... Nove...

Sour...

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


HUGGIES
little snugglers
31
TYLENOL
Extra Strength
LISTERINE
TOTAL CARE

From Government Officials, Policy Experts and Academic Professionals...

c mergers is an important pathway for strengthening both our has the potential to deliver real savings for American families pportive of the dynamic competitive process necessary for

asing the ability of the combined firm to better serve sumer welfare that should be the ultimate arbiter of whether a

nal that U.S. antitrust enforcers are focused on improving fare. The result will be a stronger U.S. manufacturing base, higher quality products."

s & Economics, Pacific Research Institute

"M&A can spur innovation, and we're seeing more of it in recent months. Combining Kimberly-Clark's and Kenvue's R&D operations should lead to better products from their household brands."

SETON HALL UNIVERSITY

Danielle Zanzalari, Ph.D., Financial Economist and Economics Professor, Seton Hall University
November 4, 2025

Source >

"When we have an environment that encourages corporate investments it strengthens the foundation for long-term economic growth. The Kimberly-Clark–Kenvue deal offers a blueprint for how thoughtful growth can boost global competitiveness and reduce costs."

RealClear Markets

Ike Brannon, Ph.D., Former Chief Economist for the House Energy and Commerce Committee
November 4, 2025

Source >

"This Unit fierc

The Dave Nove

Sour

From Analysts and Investors...

erational performance at K-C since 2019. Acquiring Kenvue highlight the consumer health talent Hsu has added to the ges."

"The two companies have highly complementary portfolios with KMB mainly playing in the paper-focused CPG business with tissue, fem care, and diaper products, and KVUE playing in self-care OTC, skin, health and beauty, and essential health. Additionally, given KMB's long history in consumer CPG, we believe KMB's management can strengthen KVUE's strategic efforts of improving consumer centricity and strengthening the brand portfolio. Management believes they can apply the KMB brand playbook to KVUE's brands and drive growth and profitability. The two companies also have complimentary brand portfolios across regions. KMB has built a winning portfolio in China where revenue has doubled and profit has tripled and can apply this playbook to Kenvue's brands. Kenvue's brands will also benefit globally with KMB's playbook being applied across the combined product range particularly in markets such as Mexico, South Korea, India, and China"

cg/

November 4, 2025

"Consumer health brings structurally higher growth/margins vs KMB's core tissue and personal care base, broadening KMB's exposure to health/wellness and ageing trends, with personal health playing an increasingly central role for consumers. The synergy potential is significant (although we see KMB's goals as high), and KVUE offers a solid, underutilized brand portfolio that KMB may be able to reinvigorate. KMB enters the deal with stronger execution and tighter cost control on its core business, providing a better platform to integrate and scale."

Morgan Stanley

November 4, 2025

In the Media...

"The big-picture logic makes sense. Aging populations will drive demand for health and "wellness" products."

Bloomberg Opinion

Chris Hughes
November 3, 2025

Source >

"Kenvue's popular health and wellness products would provide a stronger foothold in the higher-margin consumer healthcare market, while vaulting the combined company into the No. 2 position among consumer firms."

THE WALL STREET JOURNAL.

Lauren Thomas, Natasha Khan and Peter Loftus
November 3, 2025

Source >

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Support for the Transaction

Here's What People Are Saying about Kimberly-Clark's Proposed Transaction with Kenvue


Depend
HUGGIES

From Government Officials, Policy Experts and Academic Professionals...

"When we have an environment that encourages corporate investments it strengthens the foundation for long-term economic growth. The Kimberly-Clark–Kenvue deal offers a blueprint for how thoughtful growth can boost global competitiveness and reduce costs."

RealClear Markets

Ike Brannon, Ph.D., Former Chief Economist for the House Energy and Commerce Committee
November 4, 2025

Source >

"This is exactly the type of deal, made possible under current economic conditions, that we should applaud... Uniting Kimberly-Clark and Kenvue will build a stronger American company positioned to compete more fiercely with foreign companies."

The Washington Times

Dave Brat, Former U.S. Representative of Virginia
November 4, 2025

Source >

From Analysts and Investors...

...erational performance at K-C since 2019. Acquiring Kenvue ... highlight the consumer health talent Hsu has added to the ...nges."

"The two companies have highly complementary portfolios with KMB mainly playing in the paper-focused CPG business with tissue, fem care, and diaper products, and KVUE playing in self-care OTC, skin, health and beauty, and essential health. Additionally, given KMB's long history in consumer CPG, we believe KMB's management can strengthen KVUE's strategic efforts of improving consumer centricity and strengthening the brand portfolio. Management believes they can apply the KMB brand playbook to KVUE's brands and drive growth and profitability. The two companies also have complimentary brand portfolios across regions. KMB has built a winning portfolio in China where revenue has doubled and profit has tripled and can apply this playbook to Kenvue's brands. Kenvue's brands will also benefit globally with KMB's playbook being applied across the combined product range particularly in markets such as Mexico, South Korea, India, and China"

cg/

November 4, 2025

"Consumer health brings structurally higher growth/margins vs KMB's core tissue and personal care base, broadening KMB's exposure to health/wellness and ageing trends, with personal health playing an increasingly central role for consumers. The synergy potential is significant (although we see KMB's goals as high), and KVUE offers a solid, underutilized brand portfolio that KMB may be able to reinvigorate. KMB enters the deal with stronger execution and tighter cost control on its core business, providing a better platform to integrate and scale."

Morgan Stanley

November 4, 2025

In the Media...

"The big-picture logic makes sense. Aging populations will drive demand for health and "wellness" products."

Bloomberg Opinion

Chris Hughes
November 3, 2025

Source >

"Kenvue's popular health and wellness products would provide a stronger foothold in the higher-margin consumer healthcare market, while vaulting the combined company into the No. 2 position among consumer firms."

THE WALL STREET JOURNAL.

Lauren Thomas, Natasha Khan and Peter Loftus
November 3, 2025

Source >

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Frequently Asked Questions


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Why is Kimberly-Clark acquiring Kenvue?

- Kimberly-Clark is acquiring Kenvue to create a global leader in health and wellness.
- Kimberly-Clark's acquisition of Kenvue:
  - Combines Kimberly-Clark's and Kenvue's highly complementary and strategically aligned consumer offerings and shared commitment to developing science and technology to provide extraordinary care for billions of consumers across every stage of life;
  - Applies Kimberly-Clark's proven commercial execution playbook to create a best-in-class consumer-driven company;
  - Accelerates Kenvue's premier consumer health portfolio and unlocks new opportunities for science-backed innovation supported by Kenvue's talented team to deliver higher-quality products at a greater value for consumers;
  - Enhances investment in marketing, innovation and R&D capabilities to strengthen the combined company's unique advantages; and
  - Delivers immediate upfront value to Kenvue shareholders with the opportunity to participate in significant future upside from combined value creation.

Who is Kenvue? What brands does Kenvue own?

- Kenvue is one of the world's largest pure-play consumer health companies, uniquely positioned at the intersection of consumer packaged goods (CPG) and healthcare, with exceptional talent and a differentiated brand offering serving attractive consumer health categories.
- Kenvue's brands include, among others, Aveeno®, BAND-AID® Brand, Johnson's®, Listerine®, Neutrogena® and Tylenol®, which have helped generations take care of themselves and their loved ones for more than 135 years.

How will the Kimberly-Clark and Kenvue transaction benefit consumers?

- Together, Kimberly-Clark and Kenvue will benefit from a highly complementary and strategically aligned consumer offering. Touching nearly half of the global population across every stage of life, the combined company will be well positioned to advance innovation in consumer care around the world by leveraging shared expertise in science and technology, as well as a deep commitment to caring.
- By combining Kimberly-Clark's personal care solutions across adult care, baby care, family care and feminine care with Kenvue's premier consumer health portfolio, we will be even better positioned to meet consumers' unmet and evolving needs.

What brands are included in the Kimberly-Clark and Kenvue transaction?

- Kimberly-Clark's acquisition of Kenvue creates a combined portfolio of complementary products, including 10 iconic billion-dollar brands, that touch nearly half the global population through every stage of life.
- These brands include, among others, Cottonelle®, Depend®, Huggies®, Johnson's®, Kleenex®, Kotex®, Listerine®, Neutrogena®, Scott® and Tylenol®.

When will the Kimberly-Clark and Kenvue transaction close?

- The Kimberly-Clark and Kenvue transaction is expected to close in the second half of 2026, subject to the receipt of Kenvue and Kimberly-Clark shareholder approvals, regulatory approvals and satisfaction of other customary closing conditions.

How will the Kimberly-Clark and Kenvue transaction create value for combined shareholders?

- The Kimberly-Clark and Kenvue transaction offers a compelling opportunity for significant value creation, supported by a strong balance sheet and financial flexibility.
- Key highlights include:
  - **Attractive Financial Profile:** Based on current projections, the transaction significantly enhances cash flow generation, enabling rapid deleveraging and providing flexibility for significant reinvestment, management of upcoming debt maturities and long-term financial health.
  - **Clear Path to Strong Cost and Revenue Synergies:** Kimberly-Clark and Kenvue have identified approximately $1.9 billion in cost synergies and approximately $500 million in incremental profit from revenue synergies, partially offset by reinvestment of approximately $300 million. Kimberly-Clark expects $2.5 billion of cash costs to achieve these synergies, invested within the first two years post close.
  - **Powerful Financial Algorithm Positioned to Drive Shareholder Value:**
    - Organic growth ahead of weighted average category growth;
    - Top-tier adjusted operating profit and adjusted constant currency EPS growth; and
    - Double-digit total shareholder return over time.

When is Kimberly-Clark's shareholder vote?

- Kimberly-Clark is hosting its special meeting of stockholders on January 29, 2026 at 8:00 a.m., Central Time.

When is Kenvue's shareholder vote?

- Kenvue is hosting its special meeting of stockholders on January 29, 2026 at 9:00 a.m., Eastern Time.

I'm a Kimberly-Clark shareholder. How do I vote?

- You can vote:
  - Online - Visit the website or scan the QR code found on your proxy card or voting instruction form;
  - By phone - Call the toll-free number found on your proxy card or voting instruction form;
  - By mail - Complete, sign and return your proxy card or voting instruction form in the provided postage-paid envelope in accordance with the instructions set forth within the proxy card or voting instruction form; or
  - During the Kimberly-Clark special meeting (up until the closing of the polls) – Visit https://meetnow.global/MZG69WX and use the control number found on your proxy card or voting instruction form and follow the instructions available on the website.

I'm a Kenvue shareholder. How do I vote?

- You can vote:
  - Online - Visit www.proxyvote.com and enter the 16-digit control number found on your proxy card or voting instruction form;
  - By phone - Call 1-800-690-6903, the toll-free number found on your proxy card or voting instruction form;
  - By mail - Complete, sign and return your proxy or voting instruction card in the envelope provided; or
  - During the Kenvue special meeting (up until the closing of the polls) – Visit www.virtualshareholdermeeting.com/KVUE2026SM and enter the 16-digit control number found on your proxy card or voting instruction form and follow the instructions available on the website.

Who can I contact if I have questions regarding Kimberly-Clark's special meeting?

- If you need assistance in completing your proxy card or have questions regarding the Kimberly-Clark special meeting, contact **Innisfree M&A Incorporated**:
  - 501 Madison Avenue, 20th Floor, New York, New York 10022
    Banks and Brokers Call Collect: (212) 750-5833
    All Others Call Toll-Free: (877) 800-5187

Who can I contact if I have questions regarding Kenvue's special meeting?

- If you need assistance in completing your proxy card or have questions regarding the Kenvue special meeting, contact **D.F. King & Co., Inc.**:
  - 28 Liberty Street, 53rd Floor, New York, New York 10005
    Banks and brokers, please call: (646) 845-0148
    All others, please call toll-free: (800) 848-3405
    Email: kenvue@dfking.com

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

How to Vote


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HUGGIES

Voting is easy. You can vote online, by phone, by returning the proxy card or voting instruction form sent to you in the mail or vote during the special meeting.

Kimberly-Clark Voting

Special meeting: January 29, 2026 at 8:00 a.m. CT
Vote by January 28, 2026 11:59 p.m. ET

Vote Online

Vote via the internet by visiting the website or scanning the QR code found on your proxy card or voting instruction form

Vote by Phone

Vote by phone by calling the toll-free number found on your proxy card or voting instruction form

Vote by Mail

Vote by mail by completing, signing and returning your proxy card or voting instruction form in the provided postage-paid envelope in accordance with the instructions set forth within the proxy card or voting instruction form

Vote During the Special Meeting

While you are encouraged to vote beforehand by internet, telephone or mail, Kimberly-Clark stockholders may also vote during the Kimberly-Clark special meeting (up until the closing of the polls) by visiting https://meetnow.global/MZG69WX, entering the control number found on your proxy card or voting instruction form and following the instructions available on the website

If you need assistance in completing your proxy card or have questions regarding the Kimberly-Clark special meeting, contact:

Innisfree

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor, New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll-Free: (877) 800-5187

Kenvue Voting

Special meeting: January 29, 2026 at 9:00 a.m. ET
Vote by January 28, 2026 11:59 p.m. ET
If you are a participant in a Kenvue Inc. employee savings plan, you must vote your shares held under such plan by 5:00 p.m. ET on January 26, 2026

Vote Online

Vote via the internet by visiting www.proxyvote.com and entering the 16-digit control number found on your proxy card or voting instruction form

Vote by Phone

Vote by phone by calling 1-800-690-6903, the toll-free number found on your proxy card or voting instruction form

Vote by Mail

Vote by mail by completing, signing and returning your proxy card (if you are a stockholder of record) or voting instruction card (if you are a beneficial owner) and sending it back in the envelope provided

Vote During the Special Meeting

While you are encouraged to vote beforehand by internet, telephone or mail, registered Kenvue stockholders of record may also vote during the Kenvue special meeting (up until the closing of the polls) by visiting www.virtualshareholdermeeting.com/KVUE2026SM, entering the 16-digit control number found in your proxy card or voting instruction form and following the instructions available on the website

If you need assistance in voting your proxy card or have questions regarding the Kenvue special meeting, contact:

EQ D.F. KING

D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor, New York, New York 10005
Banks and brokers, please call: (646) 845-0148
All others, please call toll-free: (800) 848-3405
Email: kenvue@dfking.com

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com

Resources


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FRESH PROTECTION

Press Releases

November 3, 2025	Kimberly-Clark to Acquire Kenvue, Creating a $32 Billion Global Health and Wellness Leader	View PDF

Events & Presentations

November 3, 2025	Transaction Investor Presentation	View PDF

Infographics

November 14, 2025	U.S. Economy and Consumer Infographic	View PDF
November 3, 2025	Transaction Infographic	View PDF

Filings

December 12, 2025	S-4/A Filing	View Filing
December 4, 2025	S-4 Filing	View Filing
November 3, 2025	8-K Filing	View Filing

Contacts

Kimberly-Clark

Media
Kyrsten Aspegren
media.relations@kcc.com

Investors
Christopher Jakubik, CFA
KC.InvestorRelations@kcc.com

Kenvue

Media
Melissa Witt
media@kenvue.com

Investors
Sofya Tsinis
Kenvue_IR@kenvue.com


Johnson's
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Building a Gl
Wellness Lea

Highly Complementary and Stra
Will Provide Preferred Solutions

Support For The Transaction


TYLENOL

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the "Securities Act").

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation ("K-C") and Kenvue Inc. ("Kenvue"). In connection therewith, on 12/4/2025, K-C and Kenvue filed with the Securities and Exchange Commission (the "SEC") a K-C registration statement on Form S-4, as amended on 12/12/2025 (the "Form S-4"), in connection with the proposed issuance of shares of K-C's common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The registration statement was declared effective by the SEC on 12/16/2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders, on 12/16/2025, seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C's website at kimberly-clark.com under the tab "Investors" and under the heading "Financial" and subheading "SEC Filings." Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue's website at kenvue.com under the tab "Investors" and under the heading "Financials & reports" and subheading "SEC filings."

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended 12/31/2024, which was filed with the SEC on 2/13/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 3/10/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/6/2025 and 11/7/2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended 12/29/2024, which was filed with the SEC on 2/24/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 4/9/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/8/2025, 6/24/2025, 7/14/2025 and 11/3/2025. To the extent holdings of K-C's or Kenvue's securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026, 1/6/2026 and 1/12/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C's stockholders or Kenvue's stockholders generally, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C's or Kenvue's website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C's and Kenvue's business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C's and Kenvue's control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like "anticipate," "approximately," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "outlook," "plan," "potential," "possible," "predict," "project," "target," "seek," "should," "will," or "would," the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C's or Kenvue's control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management's time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C's and Kenvue's operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C's or Kenvue's raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C's and Kenvue's respective filings with the SEC, including the risk factors discussed in K-C's and Kenvue's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C's and Kenvue's respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), such as EBITDA, adjusted operating profit and adjusted constant currency EPS growth. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.

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